

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 23, 2009

VIA U.S. MAIL

Mr. Richard A. Rusk
Chief Financial Officer
Healthtronics, Inc.
9825 Spectrum Drive
Building 3
Austin, Texas 78717

>   **Re: Healthtronics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 10, 2009**
>   **File No. 000-30406**

Dear Mr. Rusk

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Jeff Jaramillo
                    Accounting Branch Chief